Ferroglobe PLC Your vote matters – here’s how to vote! You may vote online or by phone instead of mailing this card. Votes submitted electronically must be received by 09:01 a.m., Eastern Time, on June 28, 2020. Online Go to www.envisionreports.com/GSM or scan the QR code — login details are located in the shaded bar below. Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Save paper, time and money! Sign up for electronic delivery at www.envisionreports.com/GSM Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q + For Against Abstain For Against Abstain 1. 7. 2. 8. 3. 9. 4. 10. 5. 11. 6. 12. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. + F G L O 1 1 U P X 465366_Company_Blanks_Proxy_Registered_Holders/000001/000001/i 039ZXE B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below A Proposals — The Board recommends a vote FOR proposals 1 - 12 Annual Meeting Proxy Card

2020 Annual Admission Ticket 2020 Annual Meeting of Shareholders of Ferroglobe PLC Tuesday, 30 June 2020 at 2:00 p.m. (British Summer Time), at the Company’s offices at 2nd Floor, West Wing, Lansdowne House, Berkeley Square, London, W1J 6ER, United Kingdom (“UK.”). Upon arrival, please present this admission ticket and photo identification at the registration desk. 1. THAT the directors’ and auditor’s reports and the accounts of the Company for the financial year ended 31 December 2019 (the “U.K. Annual Report and Accounts”) be received. 8. 9. 10. THAT Stuart E. Eizenstat be re elected as a director. THAT Manuel Garrido y Ruano be re elected as a director. THAT Juan Villar Mir de Fuentes be re elected as a director. Directors’ 2019 Remuneration Report Appointment of Auditor 2. THAT the directors’ annual report on remuneration for the year ended 31 December 2019 (excluding, for the avoidance of doubt, any part of the Directors’ remuneration report containing the directors’ remuneration policy), as set out on pages 30 to 32 and 47 to 59 of the U.K. Annual Report and Accounts be approved. 11. THAT Deloitte LLP be appointed as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company. Remuneration of auditor 12.THAT the Audit Committee of the Board be authorised to determine the auditor’s remuneration. Directors’ election 3. 4. THAT Marco Levi be elected as a director. THAT Marta Amusategui be elected as a director. Directors’ re election 5. 6. 7. THAT Javier López Madrid be re elected as a director. THAT José María Alapont be re elected as a director. THAT Bruce L. Crockett be re elected as a director. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q + Proxy Solicited by Board of Directors for Annual Meeting – June 30, 2020 The undersigned hereby appoints the Chairman of the Meeting or the Company Secretary, each individually and each with powers of substitution, as proxies for the undersigned to vote all of the Ordinary Shares the undersigned may be entitled to vote at the Annual General Meeting of Shareholders of Ferroglobe PLC called to be held at 2:00 p.m. (British Summer Time) on Tuesday, 30 June 2020 at the Company’s offices at 2nd Floor, West Wing, Lansdowne House, Berkeley Square, London, W1J 6ER, United Kingdom, or any adjournment or postponement thereof in the manner indicated on the reverse side of this proxy, and upon such other business as may lawfully come before the meeting or any adjournment or postponement thereof. The undersigned acknowledges receipt of the Notice of Annual General Meeting of Ferroglobe PLC. The undersigned revokes any proxy or proxies previously given for such shares. The undersigned ratifies and confirms any actions that the persons holding the undersigned’s proxy, or their substitutes, by virtue of this executed card take in accordance with the proxy granted hereunder. IF NO DIRECTION AS TO THE MANNER OF VOTING THE PROXY IS MADE, THE PROXY WILL BE VOTED “FOR” THE RESOLUTIONS IN PROPOSALS 1 THROUGH 12 AS INDICATED ON THE REVERSE SIDE HEREOF. You are encouraged to specify your choices by marking the appropriate boxes (SEE REVERSE SIDE) but you need not mark any boxes if you wish to vote in accordance with the Board of Directors’ recommendations. This proxy, when properly executed, will be voted in the manner directed herein. The Board of Directors recommends a vote “FOR” Proposals 1 – 12. (Items to be voted appear on reverse side.) Change of Address — Please print new address below. Comments — Please print your comments below. Meeting Attendance Mark box to the right if you plan to attend the Annual Meeting. + C Non-Voting Items Proxy — Ferroglobe PLC